SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
April 18, 2011

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       Form  No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended March 31, 2011 and the following press releases:
•	“Philips’ First Quarter Results 2011”, dated April 18, 2011,

•	“Philips and TPV to create strong global Television company”, dated April 18, 2011.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 18th day of April 2011.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho (General Secretary)

Quarterly report Q1 2011, Royal Philips Electronics
Philips reports first-quarter net income of EUR 138 million, EBITA of EUR 437 million and sales of EUR 5.3 billion
•	Philips and TPV to create strong television company

•	Television results reported as discontinued operations

•	Nominal sales of EUR 5.3 billion, 6% higher year-on-year

•	Comparable sales increased by 4%, with solid growth at Lighting and Healthcare

•	Comparable sales in our growth markets increased by 11%

•	EBITA of EUR 437 million at 8% of sales in the quarter

•	Net income of EUR 138 million, EUR 63 million below Q1 2010

•	Free cash outflow of EUR 615 million
“Finding a solution for our Television business was our top priority and we strongly believe that the intended 30% / 70% joint venture with TPV that was announced today will enable a return to profitability for the Television business, and an increased portfolio focus for Philips in health and well-being. Philips has been active in the TV industry for many decades and the long-term strategic partnership with TPV shows our commitment to the continuity of Philips televisions for our consumers and trade partners.
The joint venture leverages the innovation and brand strength of Philips with the scale and manufacturing strength of TPV. Philips will receive a deferred purchase price and brand license income as part of the agreement. We expect certain costs in relation to the separation which will impact short-term earnings.
In the first quarter of 2011, Healthcare showed mid-single-digit comparable sales growth, with particular strength in Patient Care and Clinical Informatics. In the same period, Lighting returned to mid-single-digit growth, driven by LED. In Consumer Lifestyle, our growth businesses grew by double digits. Comparable sales in our growth markets increased by a solid 11%.
EBITA in the first quarter improved at Healthcare, while lower earnings at Lighting and Consumer Lifestyle meant that EBITA for the company as a whole was below the same quarter of 2010. The EBITA margin declined to 8.3%. Net income in the first quarter dropped to EUR 138 million from EUR 201 million in the year-earlier quarter.
We expect headwinds in 2011 due to the Japan tragedy, impacting our revenue and supply chain. We have a dedicated team working to mitigate the consequences and risks.
It is our priority to accelerate our mid-term growth and profitability trajectory. Investments will be required to achieve this. We will provide a further update in the second half of 2011.”
Frans van Houten, President and CEO of Royal Philips Electronics

Please refer to page 14 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group
Net income
in millions of euros unless otherwise stated

	Q1	Q1
	2010	2011
Sales	4,982	5,257
EBITA	495	437
as a % of sales	9.9	8.3
EBIT	381	318
as a % of sales	7.6	6.0
Financial income and expenses	(69)	(2)
Income taxes	(125)	(97)
Results investments in associates	7	6
Income (loss) from continuing operations	194	225
Discontinued operations	7	(87)
Net income	201	138

Net income — shareholders per common share (in euros) — basic	0.22	0.14
Sales by sector
in millions of euros unless otherwise stated

	Q1	Q1		% change
	2010	2011	nominal	comparable
Healthcare	1,821	1,971	8	5
Consumer Lifestyle	1,247	1,303	5	—
Lighting	1,810	1,903	5	6
GM&S	104	80	(23)	(8)
Philips Group	4,982	5,257	6	4
Net income

•	Net income of EUR 138 million was EUR 63 million lower than in Q1 2010, due to lower operating earnings, partly offset by lower income taxes and lower net financial expenses.

•	EBITA decreased by EUR 58 million year-on-year to 8.3% of sales, mainly due to lower operating earnings, partly offset by lower restructuring and acquisition-related charges. Excluding those charges, EBITA amounted to 8.6% of sales.

•	Financial income and expenses improved by EUR 67 million, mainly driven by a EUR 44 million gain on the sale of TCL shares and a gain arising from the transaction with the UK Pension Fund with respect to previously owned NXP shares.

•	Tax charges were EUR 28 million lower compared to Q1 2010, mainly due to lower earnings and higher non-taxable income (largely related to the gain on the sale of TCL shares).

•	Net income includes an after-tax loss of EUR 87 million representing the results of the Television business.
Sales by sector

•	Group nominal sales increased by 6%, including a 3% positive currency impact. Sales amounted to EUR 5,257 million and grew 4% on a comparable basis.

•	Healthcare reported 5% comparable sales growth. Double-digit sales growth in our growth markets was tempered by single-digit growth in mature markets. Strong growth was recorded at Patient Care & Clinical Informatics and Home Healthcare Solutions, while Imaging Systems and Customer Services also showed solid single-digit growth.

•	Consumer Lifestyle sales were in line with Q1 2010 on a comparable basis. Double-digit growth in growth markets was offset by sales declines in mature markets. Double-digit growth at Personal Care, Domestic Appliances and Health & Wellness was offset by lower revenue at Licenses, Accessories and Audio & Video Multimedia.

•	Lighting comparable sales increased by 6%, with double-digit growth in growth markets and single-digit growth in mature markets. Whereas Automotive and Lamps delivered low single-digit growth, Lighting Systems & Controls recorded double-digit sales growth. Professional Luminaires delivered high single-digit growth, while Consumer Luminaires showed a decline.
2     Quarterly report Q1 2011, Royal Philips Electronics

Sales per market cluster
in millions of euros unless otherwise stated

	Q1 1)	Q1		% change
	2010	2011	nominal	comparable
Western Europe	1,524	1,521	—	1
North America	1,599	1,657	4	1
Other mature markets	415	401	(3)	(6)
Total mature markets	3,538	3,579	1	—
Growth markets	1,444	1,678	16	11
Philips Group	4,982	5,257	6	4

1)	Revised to reflect an adjusted market cluster allocation
Sales per market cluster

•	In the mature markets, improved business conditions in North America were largely offset by sales declines in other mature markets. Sales in our growth markets showed a strong 11% comparable increase. Brazil, the ASEAN countries, Russia and the Middle East were the main drivers of growth.

•	Sales in our growth markets increased from 29% to 32% of Group sales.
Quarterly report Q1 2011, Royal Philips Electronics     3

EBITA
in millions of euros

	Q1	Q1
	2010	2011
Healthcare	166	199
Consumer Lifestyle	170	119
Lighting	245	193
Group Management & Services	(86)	(74)

Philips Group	495	437
EBITA
as a % of sales

	Q1	Q1
	2010	2011
Healthcare	9.1	10.1
Consumer Lifestyle	13.6	9.1
Lighting	13.5	10.1
Group Management & Services	(82.7)	(92.5)

Philips Group	9.9	8.3
Restructuring and acquisition-related charges
in millions of euros

	Q1	Q1
	2010	2011
Healthcare	(29)	2
Consumer Lifestyle	(9)	(13)
Lighting	(9)	(5)
Group Management & Services	1	1

Philips Group	(46)	(15)
EBIT
in millions of euros unless otherwise stated

	Q1	Q1
	2010	2011
Healthcare	103	138
Consumer Lifestyle	162	104
Lighting	204	152
Group Management & Services	(88)	(76)

Philips Group	381	318
as a % of sales	7.6	6.0
Earnings

•	EBITA was EUR 58 million below the level of Q1 2010, mainly due to lower earnings at Consumer Lifestyle and Lighting. This was partly offset by improved earnings at Healthcare and GM&S and EUR 35 million lower restructuring charges.

•	Healthcare EBITA increased by EUR 33 million, driven by higher earnings across all businesses, notably Patient Care & Clinical Informatics and Imaging Systems.

•	Consumer Lifestyle EBITA declined by EUR 51 million, mainly due to a sharp decline in license revenue.

•	Lighting EBITA declined by EUR 52 million compared to Q1 2010, mainly due to lower earnings in the Luminaires businesses, as well as Lamps, mostly related to last year’s favorable impact of a legal settlement regarding licenses.

•	GM&S EBITA came in as a EUR 12 million lower cost, mainly driven by real estate transactions.
4     Quarterly report Q1 2011, Royal Philips Electronics

Financial income and expenses
in millions of euros

	Q1	Q1
	2010	2011
Net interest expenses	(58)	(62)
Sale of TCL	—	44
NXP arrangement	—	19
Other	(11)	(3)
	(69)	(2)
Cash balance
in millions of euros

	Q1	Q1
	2010	2011
Beginning balance	4,386	5,833

Free cash flow	6	(615)
Net cash flow from operating activities	160	(391)
Net capital expenditures	(154)	(224)
Divestments (acquisitions) of businesses	95	(54)
Other cash flow from investing activities	(25)	99
Treasury shares transactions	24	17
Changes in debt/other	59	(179)
Net cash flow discontinued operations	(157)	(329)

Ending balance	4,388	4,772

1)	Capital expenditures on property, plant and equipment only
Financial income and expenses

•	Financial income and expenses was EUR 67 million lower than in Q1 2010, mainly attributable to the gain on the sale of TCL shares and the favorable effect of the transaction with the UK Pension Fund with respect to previously owned NXP shares.

Cash balance

•	The Group cash balance decreased by EUR 1,061 million in the quarter to EUR 4,772 million, mainly as a result of EUR 391 million cash outflow from operating activities, including a non-recurring pension contribution and EUR 224 million net capital expenditures.

•	In Q1 2010, the Group cash balance remained virtually unchanged at EUR 4,388 million as proceeds from the partial sale of TPV shares and changes in debt were offset by the net cash flow from discontinued operations.

Cash flows from operating activities

•	Operating activities led to a free cash outflow of EUR 615 million, which was EUR 1,806 million lower than in Q4 2010, mainly due to higher working capital and tax payments in combination with lower cash earnings.

Gross capital expenditure

•	Gross capital expenditures on property, plant and equipment were EUR 38 million higher than in Q1 2010, due to higher investments.
Quarterly report Q1 2011, Royal Philips Electronics     5

1)	Excludes discontinued operations for both inventories and sales figures. Inventories excluding discontinued operations are disclosed in quarterly statistics.

1)	Number of employees excludes discontinued operations. Discontinued operations, comprising the Television business, employed at end of Q1 2010 4,600, at end of Q4 2010 3,613 and at end of Q1 2011 3,562
Inventories

•	Inventories as a percentage of sales amounted to 15.7, in line with Q4 2010. Inventory value at the end of Q1 2011 was EUR 3.5 billion, an increase of EUR 49 million in the quarter. A decrease in inventory at Consumer Lifestyle was partly offset by an increase in inventories at Healthcare.

•	Compared to Q1 2010, inventories as a % of sales increased by 0.6 percentage points. The increase was attributable to Lighting and Consumer Lifestyle.

Net debt and group equity

•	At the end of Q1 2011, Philips had a net cash position of EUR 437 million, compared to a net debt position of EUR 74 million at the end of Q1 2010 and a net cash position of EUR 1,175 million at the end of Q4 2010. The movement during the quarter was largely due to EUR 615 million free cash outflow.

•	Group equity decreased by EUR 965 million in the quarter to EUR 14.1 billion, largely as a result of the 2010 dividend payable and currency effects.

Employees

•	The number of employees increased by 1,858 in the quarter, largely due to an increase in temporary headcount at Lighting.

•	Compared to Q1 2010, the number of employees increased by 5,660, driven by higher temporary headcount at Lighting, mainly in our growth markets.
6     Quarterly report Q1 2011, Royal Philips Electronics

Healthcare
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2010	2011
Sales	1,821	1,971
Sales growth
% nominal	5	8
% comparable	7	5
EBITA	166	199
as a % of sales	9.1	10.1
EBIT	103	138
as a % of sales	5.7	7.0

Net operating capital (NOC)	8,831	8,534

Number of employees (FTEs)	34,381	35,756
Business highlights

•	Philips expanded its presence in the anesthesia market through the acquisition of Dameca, a global provider of anesthesia machines and accessories for the operating room.

•	Philips won multi-million-euro partnership contracts in Brazil with Hospital e Maternidade Christóvão da Gama in São Paulo and Mais Diagnóstico in Shopping Vitoria, under which Philips will deliver and service healthcare technology for six years.

•	Following 510(k) clearance from the U.S. Food and Drug Administration, Philips’ Ingenia MRI system, which offers exceptional image clarity as it is the first-ever digital broadband MRI solution, has also become available in the U.S. market.

•	Underscoring our expanding presence in India, Philips recently entered into an agreement with Medall, one of India’s largest chains of diagnostic centers, to deliver healthcare technology including MRI scanners and the Ambient Experience solution.

Financial performance

•	Currency-comparable equipment order intake was in line with Q1 2010. Solid equipment orders were seen at Patient Care & Clinical Informatics, while Imaging Systems equipment order intake was lower than in Q1 2010. Excluding the impact of large multi-year orders in Q1 2010, mostly related to Imaging Systems, equipment order intake grew by 5%. Equipment orders in markets outside of North America were flat year-on-year, with growth-market equipment orders growing by 28%. Equipment orders in North American markets were in line with Q1 2010.

•	Nominal sales grew 8% compared to Q1 2010. Comparable sales were 5% higher year-on-year, with solid increases in all businesess. Notably higher growth was seen at Patient Care & Clinical Informatics and Home Healthcare Solutions. From a regional perspective, comparable sales in North America were 6% higher than in Q1 2010, while in mature markets outside North America sales grew by 3%. Growth-market sales growth was 22%, with notably better sales in India and China, particularly at Imaging Systems.
Quarterly report Q1 2011, Royal Philips Electronics     7

•	EBITA increased by EUR 33 million year-on-year to EUR 199 million, or 10.1% of sales. The EBITA improvement was driven by higher sales across all businesses, particularly Patient Care & Clinical Informatics, partly offset by higher selling and R&D costs to support our growth initiatives. Excluding restructuring and acquisition-related charges, EBITA amounted to EUR 197 million, or 10.0% of sales, compared to EUR 195 million, or 10.7% of sales, in Q1 2010.

•	Net operating capital decreased by EUR 297 million to EUR 8.5 billion, largely attributable to currency effects.

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2011 are not expected to be material.
8     Quarterly report Q1 2011, Royal Philips Electronics

Consumer Lifestyle (excluding Television)
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2010	2011
Sales	1,247	1,303

Sales growth
% nominal	16	4
% comparable	10	—

EBITA	170	119
as a % of sales	13.6	9.1

EBIT	162	104
as a % of sales	13.0	8.0

Net operating capital (NOC)	959	1,523

Number of employees (FTEs)	13,963	14,421
Business highlights

•	At the International Dental Show in Cologne, Germany, Philips launched the innovative Sonicare AirFloss. This device uses rapid bursts of air and water to provide an easier way for interdental cleaning.

•	At its annual global customer event, Philips launched the Fidelio SoundSphere, which combines two of Philips’ recent successful innovations in audio — its Fidelio docking stations and SoundSphere speakers. The Fidelio SoundSphere includes Apple Airplay, enabling it to wirelessly play high-fidelity music from Apple devices.

Financial performance

•	Sales grew 4% nominally. On a comparable basis, they were broadly in line with Q1 2010. Double-digit comparable growth was achieved at Health & Wellness, Personal Care and Domestic Appliances, offset by significantly lower license revenue and declines at Accessories and Audio & Video Multimedia.

•	Double-digit growth was achieved in growth markets, led by strong growth in Brazil. Comparable sales declined in mature markets.

•	EBITA in Q1 2011 includes an amount of EUR 18 million (EUR 15 million in Q1 2010) of costs formerly reported as part of the Television business in Consumer Lifestyle.

•	EBITA was EUR 51 million lower year-on-year, which was almost fully attributable to lower license income. Excluding restructuring and acquisition-related charges of EUR 9 million in Q1 2010 and EUR 13 million in Q1 2011, EBITA declined from 14.4% to 10.1%.

•	Net operating capital increased by EUR 564 million, mainly due to Discus and higher inventory to support future growth.

•	The increase in headcount occurred mainly in temporary personnel within Personal Care and Health & Wellness.
Quarterly report Q1 2011, Royal Philips Electronics     9

Miscellaneous

•	Philips intends to merge the businesses Audio & Video Multimedia and Accessories, into the Lifestyle Entertainment business, which will be led from Hong Kong. Together, they are best positioned for accelerated growth in categories such as docking stations, headphones, Blu-ray players and home cinema systems. The combined Business Groups accounted for 23% of the Consumer Lifestyle sector’s revenues in 2010.

•	On April 7, 2011, Philips closed the transaction to acquire the assets of the Preethi business, a leading kitchen appliances company in India. The acquisition makes Philips the clear leader in this specific fast-growing segment within the Indian domestic appliances market.

•	Restructuring and acquisition-related charges of approximately EUR 20 million are expected in the second quarter.

•	License revenues for the second quarter are expected to be EUR 50 million below the level of Q2 2010. Licence revenues for the second half of the year are expected to be in line with the second half of last year.
10     Quarterly report Q1 2011, Royal Philips Electronics

Lighting
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2010	2011
Sales	1,810	1,903
Sales growth
% nominal	20	5
% comparable	18	6
EBITA	245	193
as a % of sales	13.5	10.1
EBIT	204	152
as a % of sales	11.3	8.0
Net operating capital (NOC)	5,528	5,580
Number of employees (FTEs)	51,527	54,856
Business highlights

•	Philips has acquired Optimum Lighting LCC, strengthening its position to deliver tailor-made turnkey solutions to renovate and upgrade offices, retail stores and buildings, providing improved lighting performance while reducing operating expenses.

•	Fashion company H&M, headquartered in Sweden, has selected Philips to become their global supplier of Compact HID Elite lamps for the coming year. The first deliveries are expected to start in the second quarter of 2011.

•	German luminaire manufacturer Trilux has joined the Philips LED Luminaire Licensing Program. Via this licensing program Philips makes its LED systems and controls patent portfolio available to third parties with the objective to foster industry growth.

Financial performance

•	Lighting comparable sales increased by 6%, with high single-digit sales growth in growth markets and mid single-digit growth in mature markets. Whereas Automotive and Lamps delivered low single-digit growth, Lighting Systems & Controls recorded double-digit sales growth. Professional Luminaires delivered high single-digit growth, while Consumer Luminaires showed a decline.

•	LED-based sales grew 27% compared to Q1 2010, representing 14% of total Lighting sales.

•	EBITA, excluding restructuring and acquisition-related charges of EUR 5 million (Q1 2010: EUR 9 million), amounted to EUR 198 million, or 10.4% of sales. The year-on-year EBITA decrease was largely due to additional investments in selling and R&D. Q1 2010 EBITA was also favorably impacted by a legal settlement.

•	Net operating capital increased by EUR 52 million to EUR 5,580 million, mainly driven by higher working capital.

Miscellaneous

•	Philips has signed an agreement to supply Coca-Cola Amatil with more than 150,000 ‘TLED’ lights for cooler installations in Indonesia, Australia and New Zealand in 2011 and 2012.

•	Restructuring and acquisition-related charges in Q2 2011 are expected to total approximately EUR 15 million.
Quarterly report Q1 2011, Royal Philips Electronics     11

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2010	2011
Sales	104	80
Sales growth
% nominal	41	(23)
% comparable	49	(8)
EBITA Corporate Technologies	(11)	(13)
EBITA Corporate & Regional Costs	(33)	(32)
EBITA Pensions	(4)	(13)
EBITA Service Units and Other	(38)	(16)
EBITA	(86)	(74)
EBIT	(88)	(76)
Net operating capital (NOC)	(1,867)	(2,982)
Number of employees (FTEs)	11,715	12,213
     Business highlights
•	As part of its long-term research programs, Philips Research and Eindhoven University of Technology announced an important development in MRI-guided local drug delivery for cancer treatment. The joint research team demonstrated in model studies that an improved local drug uptake in tumors has been achieved.
•	Philips has signed a patent and technology license agreement with Hansen Medical for its FOSSL technology, which employs a fiber-optic sensor to visualize both the shape and position of catheters and other tools used in minimally invasive interventions.
•	During the 2011 iF design awards ceremony in Hannover (Germany) in March, Philips received a record-breaking 28 iF product design awards. In addition, Philips was honored with a Gold iF design award for its Philips StyliD LED luminaire.
•	The Philips online annual report has been named “Best Online Annual Report 2010” by IR Global Rankings.
     Financial performance
•	Sales declined from EUR 104 million in Q1 2010 to EUR 80 million in Q1 2011, with lower revenues from licenses and services.
•	EBITA amounted to a net cost of EUR 74 million, a EUR 12 million improvement year-on-year, largely attributable to real estate transactions.
•	EBITA in Q1 2011 includes an amount of EUR 15 million (EUR 13 million in Q1 2010) of costs formerly reported as part of Consumer Lifestyle.
•	Net operating capital declined by EUR 1.1 billion year-on-year, mainly due to lower prepaid pension costs.
     Miscellaneous
•	A total of 17 Philips products, including the outdoor lighting solution SpeedStar, will receive a ‘red dot award: product design 2011’.
12     Quarterly report Q1 2011, Royal Philips Electronics

Additional information on the Television business

	Q1	Q1
	2010	2011
Television EBITA	(19)	(106)

Former Television net costs allocated to CL	15	18
Former Television net costs allocated to GM&S	13	15

Eliminated amortization other Television intangibles	(1)	(1)

EBIT discontinued operations	8	(74)

Financial income and expenses	—	(1)
Income taxes	(1)	(12)
Net income of discontinued operations	7	(87)

Number of employees (FTEs)	4,600	3,562
Television business
•	In conjunction with the announcement of the Television Joint Venture with TPV, the results of the Television business to be carved out are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. Consequently, Television sales are no longer included in the Consumer Lifestyle and Group financials. Prior-period comparative figures have been restated accordingly.
•	Net income includes an after-tax loss of EUR 87 million pertaining to the Television business.
•	The applicable net operating capital of this business is reported under Assets and liabilities classified as held for sale in the Consolidated balance sheets as per the end of the first quarter of 2011.
•	The EBITA of Consumer Lifestyle includes an amount of EUR 18 million of costs formerly reported under the result of the Television business, and the EBITA of Group Management & Services includes an amount of EUR 15 million of costs formerly reported as part of the Television business.
•	Management has used estimates in the calculation of the Net income result. Final results could differ from the amount presented.
•	A reconciliation between the results of the former Television business and its current representation is included in the table on this page.
Quarterly report Q1 2011, Royal Philips Electronics     13

Forward-looking statements
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the sector sections “Miscellaneous”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2010.
Third-party market share data
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2010.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices do not exist, we estimated the fair values using appropriate valuation models, and when observable market data are not available, we used unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2010 financial statements. Independent valuations may have been obtained to support management’s determination of fair values.
All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated. This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’.
14     Quarterly report Q1 2011, Royal Philips Electronics

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	January to March
	2010	2011
Sales	4,982	5,257
Cost of sales	(2,931)	(3,132)
Gross margin	2,051	2,125

Selling expenses	(1,130)	(1,218)
General and administrative expenses	(186)	(209)
Research and development expenses	(355)	(391)
Other business income	9	21
Other business expenses	(8)	(10)
Income from operations	381	318

Financial income	11	91
Financial expenses	(80)	(93)
Income before taxes	312	316

Income taxes	(125)	(97)
Income after taxes	187	219

Results relating to investments in associates	7	6
Net income (loss) for the period	194	225
Discontinued operations — net of income tax	7	(87)
Net income (loss) for the period	201	138

Attribution of net income for the period
Net income attributable to shareholders	200	137
Net income attributable to non-controlling interests	1	1

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
• basic	927,738	946,869
• diluted	936,484	957,654
Net income attributable to shareholders per common share in euros:
• basic	0.22	0.14
• diluted	0.21	0.14

Ratios
Gross margin as a % of sales	41.2	40.4
Selling expenses as a % of sales	(22.7)	(23.2)
G&A expenses as a % of sales	(3.7)	(4.0)
R&D expenses as a % of sales	(7.1)	(7.4)

EBIT	381	318
as a % of sales	7.6	6.0

EBITA	495	437
as a % of sales	9.9	8.3
Quarterly report Q1 2011, Royal Philips Electronics     15

Consolidated balance sheets
in millions of euros unless otherwise stated

	April 4,		December 31,		April 3,
	2010		2010		2011
Non-current assets:
Property, plant and equipment	3,302		3,265		2,878
Goodwill	7,813		8,035		7,650
Intangible assets excluding goodwill	4,338		4,198		3,899
Non-current receivables	141		88		82
Investments in associates	165		181		170
Other non-current financial assets	787		479		380
Deferred tax assets	1,301		1,351		1,306
Other non-current assets	1,622		75		132
Total non-current assets	19,469		17,672		16,497

Current assets:
Inventories	3,302		3,865		3,545
Other current financial assets	186		5		4
Other current assets	393		348		361
Derivative financial assets	124		112		122
Income tax receivable	79		79		76
Receivables	3,925		4,355		3,905
Assets classified as held for sale	—		—		695
Cash and cash equivalents	4,388		5,833		4,772
Total current assets	12,397		14,597		13,480

Total assets	31,866		32,269		29,977
Shareholders’ equity	14,605		15,046		14,082
Non-controlling interests	54		46		45
Group equity	14,659		15,092		14,127

Non-current liabilities:
Long-term debt	3,543		2,818		2,675
Long-term provisions	1,742		1,716		1,702
Deferred tax liabilities	506		171		75
Other non-current liabilities	2,126		1,714		1,658
Total non-current liabilities	7,917		6,419		6,110

Current liabilities:
Short-term debt	919		1,840		1,660
Derivative financial liabilities	534		564		377
Income tax payable	193		291		228
Accounts and notes payable	2,840		3,691		2,368
Accrued liabilities	2,662		2,995		2,439
Short-term provisions	726		623		569
Dividend declared	650		—		711
Liabilities directly associated with assets held for sale	—		—		733
Other current liabilities	766		754		655
Total current liabilities	9,290		10,758		9,740

Total liabilities and group equity	31,866		32,269		29,977

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	928,777		946,506		947,384

Ratios
Shareholders’ equity per common share in euros	15.72		15.90		14.86
Inventories as a % of sales	15.1	1)	15.7	1)	15.7
Net debt : group equity	1:99		(8):108		(3):103
Net operating capital	13,451		12,071		12,654
Employees at end of period	116,186		119,001		120,808
of which discontinued operations	4,600		3,613		3,562

1)	Excludes discontinued operations for both inventories and sales figures. Inventories excluding discontinued operations are disclosed in quarterly statistics.
16     Quarterly report Q1 2011, Royal Philips Electronics

Consolidated statements of cash flows
all amounts in millions of euros

	January to March
	2010	2011
Cash flows from operating activities:
Net income	201	138
Gain (loss) on discontinued operations	(7)	87
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	321	319
Net loss on sale of assets	(6)	(55)
Income from investments in associates	(2)	(6)
Dividends received from investments in associates	8	16
Dividends paid to non-controlling interests	(1)	—
Increase in working capital:	(188)	(744)
Decrease in receivables and other current assets	82	180
Increase in inventories	(221)	(198)
Decrease in accounts payable, accrued and other liabilities	(49)	(726)
Increase in non-current receivables/other assets/other liabilities	(95)	(130)
Decrease in provisions	(42)	(61)
Other items	(29)	45
Net cash provided by (used for) operating activities	160	(391)

Cash flows from investing activities:
Purchase of intangible assets	(8)	(48)
Expenditures on development assets	(44)	(50)
Capital expenditures on property, plant and equipment	(123)	(161)
Proceeds from disposals of property, plant and equipment	21	35
Cash from (to) derivatives and securities	(22)	18
Purchase of other non-current financial assets	(6)	(6)
Proceeds from other non-current financial assets	3	87
Purchase of businesses, net of cash acquired	(3)	(58)
Proceeds from sale of interests in businesses	98	4
Net cash used for investing activities	(84)	(179)

Cash flows from financing activities:
Increase in short-term debt	12	118
Principal payments on long-term debt	(14)	(285)
Proceeds from issuance of long-term debt	10	24
Treasury shares transactions	24	17
Net cash provided by (used for) financing activities	32	(126)

Net increase (decrease) in cash and cash equivalents	108	(696)

Cash flows from discontinued operations:
Net cash used for operating activities	(132)	(303)
Net cash used for investing activities	(25)	(26)
Net cash used for discontinued operations	(157)	(329)

Net cash used for continuing and discontinued operations	(49)	(1,025)

Effect of change in exchange rates on cash positions	51	(36)
Cash and cash equivalents at beginning of period	4,386	5,833
Cash and cash equivalents at end of period	4,388	4,772

Ratio
Cash flows before financing activities	76	(570)

Net cash paid during the period for
Pensions	(115)	(233)
Interest	(76)	(78)
Income taxes	(61)	(185)
For a number of reasons, principally the effects of translation differences, certain items do not correspond to the differences between the balance sheet amounts for the respective items.
Quarterly report Q1 2011, Royal Philips Electronics     17

Consolidated statements of changes in equity
in millions of euros
January to March 2011

						other reserves
					currency	unrealized gain (loss)	changes in		treasury	total	non-
	common	capital in excess	retained	revaluation	translation	on available-for-	fair value of		shares at	shareholders’	controlling	total
	shares	of par value	earnings	reserve	differences	sale financial assets	cash flow hedges	total	cost	equity	interests	equity
Balance as of December 31, 2010	197	354	15,416	86	(65)	139	(5)	69	(1,076)	15,046	46	15,092

Net income			137							137	1	138
Net current period change			2	(4)	(336)	(23)	(9)	(370)		(372)		(372)
Reclassification into income						(58)	5	(51)		(51)		(51)
Total comprehensive income			139	(4)	(336)	(81)	(4)	(421)		(286)	1	(285)

Dividend declared			(711)							(711)		(711)
Movement non-controlling interests										—	(2)	(2)
Re-issuance of treasury shares									18	18		18
Share-based compensation plans		12								12		12
Income tax share-based compensation plans		3								3		3
	3	15	(711)						18	(678)	(2)	(680)

Balance as of April 3, 2011	197	369	14,844	82	(401)	58	(9)	(352)	(1,058)	14,082	45	14,127
18     Quarterly report Q1 2011, Royal Philips Electronics

Sectors
all amounts in millions of euros unless otherwise stated
Sales and income (loss) from operations

	January to March
	2010			2011
	income from operations			income from operations
	as a % of			as a % of
	sales	amount	sales	sales	amount	sales
Healthcare	1,821	103	5.7	1,971	138	7.0
Consumer Lifestyle	1,247	162	13.0	1,303	104	8.0
Lighting	1,810	204	11.3	1,903	152	8.0
Group Management & Services	104	(88)	(84.6)	80	(76)	(95.0)

	4,982	381	7.6	5,257	318	6.0
Quarterly report Q1 2011, Royal Philips Electronics     19

Sectors and main countries
in millions of euros
Sales and total assets

	sales		total assets
	January to March		April 4,	April 3,
	2010	2011	2010	2011
Healthcare	1,821	1,971	11,555	11,281
Consumer Lifestyle	1,247	1,303	3,398	3,118
Lighting	1,810	1,903	7,168	7,221
Group Management & Services	104	80	9,745	7,662
	4,982	5,257	31,866	29,282
Assets held for sale				695
				29,977
Sales and tangible and intangible assets

	sales		tangible and intangible assets 1)
	January to March		April 4,	April 3,
	2010 2)	2011	2010 2)	2011
Netherlands	176	168	1,225	1,516
United States	1,460	1,514	9,721	9,096
Germany	321	344	286	277
China	412	478	732	750
France	266	241	108	101
Brazil	162	168	128	130
Japan	209	230	484	527
Other countries	1,976	2,114	2,769	2,030
	4,982	5,257	15,453	14,427

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill
2)	Revised to reflect an adjusted country allocation
20     Quarterly report Q1 2011, Royal Philips Electronics

Pension costs
in millions of euros
Specification of pension costs

	January to March
			2010			2011
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)

Service cost	23	18	41	32	19	51
Interest cost on the defined-benefit obligation	130	101	231	139	102	241
Expected return on plan assets	(186)	(83)	(269)	(178)	(97)	(275)
Prior service cost	—	—	—	—	—	—
Net periodic cost (income)	(33)	36	3	(7)	24	17
of which discontinued operations	2	—	2	1	—	1
Costs of defined-benefit plans	2	29	31	2	33	35
of which discontinued operations	—	1	1	—	1	1

Costs of defined-benefit plans (retiree medical)

Service cost	—	1	1	—	—	—
Interest cost on the defined-benefit obligation	—	5	5	—	5	5
Prior service cost	—	(1)	(1)	—	(1)	(1)
Net periodic cost	—	5	5	—	4	4
of which discontinued operations	—	—	—	—	—	—
Quarterly report Q1 2011, Royal Philips Electronics     21

Reconciliation of non-GAAP performance measures
all amounts in millions of euros unless otherwise stated.
Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.
EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

	Philips		Consumer
	Group	Healthcare	Lifestyle	Lighting	GM&S
January to March 2011
EBITA (or Adjusted income from operations)	437	199	119	193	(74)
Amortization of intangibles 1)	(119)	(61)	(15)	(41)	(2)
Income from operations (or EBIT)	318	138	104	152	(76)

January to March 2010
EBITA (or Adjusted income from operations)	495	166	170	245	(86)
Amortization of intangibles 1)	(114)	(63)	(8)	(41)	(2)
Income from operations (or EBIT)	381	103	162	204	(88)

1)	Excluding amortization of software and product development
Composition of net debt to group equity

	April 4,	April 3,
	2010	2011
Long-term debt	3,543	2,675
Short-term debt	919	1,660
Total debt	4,462	4,335
Cash and cash equivalents	4,388	4,772
Net debt (cash) (total debt less cash and cash equivalents)	74	(437)

Shareholders’ equity	14,605	14,082
Non-controlling interests	54	45
Group equity	14,659	14,127

Net debt and group equity	14,733	13,690

Net debt divided by net debt and group equity (in %)	1	(3)
Group equity divided by net debt and group equity (in %)	99	103
22     Quarterly report Q1 2011, Royal Philips Electronics

Reconciliation of non-GAAP performance measures (continued)
all amounts in millions of euros
Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	GM&S
April 3, 2011
Net operating capital (NOC)	12,654	8,534	1,523	5,580	(2,983)
Exclude liabilities comprised in NOC:
- payables/liabilities	7,725	2,340	1,163	1,305	2,917
- intercompany accounts	—	60	103	79	(242)
- provisions	2,271	270	328	237	1,436
Include assets not comprised in NOC:
- investments in associates	170	77	1	20	72
- other current financial assets	4	—	—	—	4
- other non-current financial assets	380	—	—	—	380
- deferred tax assets	1,306	—	—	—	1,306
- cash and cash equivalents	4,772	—	—	—	4,772
	29,282	11,281	3,118	7,221	7,662
Assets held for sale	695
Total assets	29,977

April 4, 2010
Net operating capital (NOC)	13,451	8,831	959	5,528	(1,867)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,121	2,284	1,942	1,265	3,630
- intercompany accounts	—	40	86	66	(192)
- provisions	2,468	326	410	296	1,436
Include assets not comprised in NOC:
- investments in associates	165	74	1	13	77
- other current financial assets	185	—	—	—	185
- other non-current financial assets	787	—	—	—	787
- deferred tax assets	1,301	—	—	—	1,301
- cash and cash equivalents	4,388	—	—	—	4,388
Total assets	31,866	11,555	3,398	7,168	9,745
Quarterly report Q1 2011, Royal Philips Electronics     23

Reconciliation of non-GAAP performance measures (continued)
all amounts in millions of euros
Composition of cash flows

	January to March
	2010	2011
Cash flows provided by (used for) operating activities	160	(391)
Cash flows used for investing activities	(84)	(179)
Cash flows before financing activities	76	(570)

Cash flows provided by (used for) operating activities	160	(391)
Purchase of intangible assets	(8)	(48)
Expenditures on development assets	(44)	(50)
Capital expenditures on property, plant and equipment	(123)	(161)
Proceeds from property, plant and equipment	21	35
Net capital expenditures	(154)	(224)
Free cash flows	6	(615)
24     Quarterly report Q1 2011, Royal Philips Electronics

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated

							2010					2011
	1st		2nd		3rd		4th		1st	2nd	3rd	4th
	quarter		quarter		quarter		quarter		quarter	quarter	quarter	quarter
Sales	4,982		5,350		5,460		6,496		5,257
% increase	13		15		12		5		6

EBITA	495		507		648		914		437
as a % of sales	9.9		9.5		11.9		14.1		8.3

EBIT	381		385		518		798		318
as a % of sales	7.6		7.2		9.5		12.3		6.0

Net income (loss)	201		262		524		465		138

Net income (loss) - shareholders per common share in euros - basic	0.22		0.28		0.55		0.49		0.14

	January-		January-		January-		January-		January-	January-	January-	January-
	March		June		September		December		March	June	September	December
Sales	4,982		10,332		15,792		22,288		5,257
% increase	13		14		14		11		6

EBITA	495		1,002		1,650		2,564		437
as a % of sales	9.9		9.7		10.4		11.5		8.3

EBIT	381		766		1,284		2,082		318
as a % of sales	7.6		7.4		8.1		9.3		6.0

Net income (loss)	201		463		987		1,452		138

Net income (loss) - shareholders per common share in euros - basic	0.22		0.50		1.05		1.54		0.14

Net income (loss) from continuing operations as a % of shareholders’ equity	5.7		6.6		9.2		9.8		6.4

	period ended 2010									period ended 2011
Inventories as a % of sales	15.1	1)	16.9	1)	16.8	1)	15.7	1)	15.7

Inventories excluding discontinued operations	3,128		3,602		3,682		3,496		3,545

Net debt : group equity ratio	1:99		2:98		1:99		(8):108		(3):103

Total employees (in thousands)	116,186		116,590		117,624		119,001		120,808
of which discontinued operations	4,600		4,519		4,277		3,613		3,562

1)	Excludes discontinued operations for both inventories and sales figures
Information also available on Internet, address: www.philips.com/investorrelations
Quarterly report Q1 2011, Royal Philips Electronics     25

©2011 Koninklijke Philips Electronics N.V. All rights reserved.	http://www.philips.com/investorrelations

Philips’ First Quarter Results 2011
April 18, 2011
Philips reports first-quarter net income of EUR 138 million, EBITA of EUR 437 million and sales of EUR 5.3 billion
►	Philips and TPV to create strong television company

►	Television results reported as discontinued operations

►	Nominal sales of EUR 5.3 billion, 6% higher year-on-year

►	Comparable sales increased by 4%, with solid growth at Lighting and Healthcare

►	Comparable sales in our growth markets increased by 11%

►	EBITA of EUR 437 million at 8% of sales in the quarter

►	Net income of EUR 138 million, EUR 63 million below Q1 2010

►	Free cash outflow of EUR 615 million
Frans van Houten, President and CEO of Royal Philips Electronics
“Finding a solution for our Television business was our top priority and we strongly believe that the intended 30% / 70% joint venture with TPV that was announced today will enable a return to profitability for the Television business, and an increased portfolio focus for Philips in health and well-being. Philips has been active in the TV industry for many decades and the long-term strategic partnership with TPV shows our commitment to the continuity of Philips televisions for our consumers and trade partners.
The joint venture leverages the innovation and brand strength of Philips with the scale and manufacturing strength of TPV. Philips will receive a deferred purchase price and brand license income as part of the agreement. We expect certain costs in relation to the separation which will impact short-term earnings.
In the first quarter of 2011, Healthcare showed mid-single-digit comparable sales growth, with particular strength in Patient Care and Clinical Informatics. In the same period, Lighting returned to mid-single-digit growth, driven by LED. In Consumer Lifestyle, our growth businesses grew by double digits. Comparable sales in our growth markets increased by a solid 11%. EBITA in the first quarter improved at Healthcare, while lower earnings at Lighting and Consumer Lifestyle meant that EBITA for the company as a whole was below the same quarter of 2010. The EBITA margin declined to 8.3%. Net income in the first quarter dropped to EUR 138 million from EUR 201 million in the year-earlier quarter.
We expect headwinds in 2011 due to the Japan tragedy, impacting our revenue and supply chain. We have a dedicated team working to mitigate the consequences and risks.
It is our priority to accelerate our mid-term growth and profitability trajectory. Investments will be required to achieve this. We will provide a further update in the second half of 2011.”

►	Audio quote in English — MP3

►	Audio quote in English — WAV

►	Audio quote in Dutch — MP3

►	Audio quote in Dutch — WAV
Quarterly Report
      Q1 2011 — Quarterly Report
Presentation
      Q1 2011 — Quarterly Results Presentation
Conference call and audio webcast
A conference call with Frans van Houten, CEO, and Ron Wirahadiraksa, CFO, to discuss the results, will start at 10:00AM CET. A live audio webcast of the conference call will be available through the link below.
Q1 2011 conference call audio webcast
More information about Frans van Houten and Ron Wirahadiraksa
Click here for Mr. van Houten’s CV and images
Click here for Mr. Wirahadiraksa’s CV and images
For further information, please contact:
Steve Klink
Philips Corporate Communications
Tel: +31 20 597 7415
Email: steve.klink@philips.com
Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs about 117,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the sector sections “Miscellaneous”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forwardlooking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2010.
Third-party market share data
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2010.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices do not exist, we estimated the fair values using appropriate valuation models, and when observable market data are not available, we used unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2010 financial statements. Independent valuations may have been obtained to support management’s determination of fair values. All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated. This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’.

Philips and TPV to create strong global Television company
April 18, 2011
Amsterdam, the Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that it has entered into a term sheet to transfer its Television business into a joint venture with TPV Technology (0903.HK) as part of a long-term strategic partnership. The new company will be 70% owned by TPV and 30% by Philips.
“The partnership will help create the scale and focus needed for our Television business to return to profitability and to be successful in the very dynamic television industry,” said Philips Chief Executive Officer Frans van Houten. “We are committed to the continuity of Philips Televisions in the market through this venture. The partnership will leverage the strength of the Philips brand, innovation power and trade relationships, with the additional scale and manufacturing strengths of TPV. This decisive step is the right one for the television business, Consumer Lifestyle and Philips as a whole.”
“We are very excited to have Philips as partner in this TV joint venture,” said TPV Chairman and Chief Executive Officer Jason Hsuan. “We have had a solid working relationship with Philips for many years and we are confident that together we can become a leading player in television globally. Today’s announcement marks an important step in realizing our growth ambitions in the television business and I am delighted to work with Philips as a partner on this.”
The joint venture will be responsible for the design, manufacturing, distribution, marketing and sales of Philips’ Television business worldwide, with the exception of mainland China, India, United States, Canada, Mexico and certain countries in South America. As part of the transaction, Philips will grant the joint venture the right to use the Philips brand, under certain strict quality and customer care standards, for the Television business worldwide, excluding the above-mentioned territories. In exchange, Philips will receive revenue-based royalty payments. The existing brand license agreements in China, India and North America will not move to the joint venture.
“This new joint venture will ensure a stronger future for Philips Television, focused on growth,” said Philips Consumer Lifestyle Chief Executive Officer Pieter Nota. “This partnership will enable the newly reshaped Consumer Lifestyle sector to focus on becoming a leading player in health and well-being in the majority of our chosen markets.”
Key Terms and Conditions of the Transaction
Philips will grant the joint venture the right to use the Philips brand for an initial term of five years with an automatic renewal for another five years, subject to the joint venture meeting certain key performance indicators.
The joint venture will not pay any royalty in 2012 and will pay royalties of at least EUR 50 million annually from 2013 onwards. For the financial year 2013, the annual royalty payable will be 2.2% of sales. From the financial year 2014 onwards, the annual royalty payable by the joint venture will be 2.2% of sales, which can be increased with a variable component up to a maximum of 3% of sales subject to certain performance criteria.
Upon completion of the transaction, TPV will purchase 70% of the shares in the joint venture for a deferred purchase price, which will be calculated as a multiple of four times the joint venture’s average EBIT over the financial years 2012 until the year Philips exercises its right to receive the purchase price. Philips may exercise this right at any time after three years from the completion of the transaction. In addition, at any time after the sixth anniversary of the date of completion of the transaction, Philips has an option to sell the remaining 30% shareholding in the joint venture to TPV for a consideration using the same formula.
The signing of definitive agreements is expected to take place in the third quarter, with closing expected to take place before the end of 2011. Between the date of this announcement and signing of the definitive agreements, Philips will engage in the applicable employee consultation procedures and TPV will perform a confirmatory due diligence on the Television business. The closing of the transaction is subject to the relevant shareholder and regulatory approvals.
Philips will report the Profit and Loss on the TV business under Discontinued Operations, and the Net Operating Capital for the business in the Balance Sheet under Assets held for sale. Sales of Philips’ TV business amounted to more than EUR 3 billion in 2010.
For further information, please contact:
Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs about 117,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.